SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Gangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form20-F  ☒            Form 40-F  ☐

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-             .]

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 : An English-language translation of documents with respect to Public Notice for Closing of the Shareholders Registry

Exhibit 99.1

Public Notice for Closing of the Shareholders Registry

In accordance with Article 15 of the Articles of Incorporation of the Company, during the Closed Period (as detailed below), the Company will not make any alterations in the Shareholders Registry, including, the change of shareholders’ names, the registration or cancellation of securities and/or the establishment or cancellation of trust property.

1. Purpose: to finalize the list of shareholders eligible to receive interim dividends for the 2012 fiscal year

2. Record date for interim dividends: June 30, 2012

3. Closed Period: July 1, 2012 ~ July 14, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date : June 7, 2012	By	/s/ Park, Han-Yong
(Signature)*
Name: Park, Han-Yong
Title: President and Representative Director

*	Print the name and title under the signature of the signing officer.